UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 7

NetSuite Inc.

(Name of Subject Company)

NetSuite Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64118Q107

(CUSIP Number of Class of Securities)

Douglas P. Solomon
Senior Vice President, General Counsel & Secretary
NetSuite Inc.
2955 Campus Drive, Suite 100
San Mateo, CA 94403
(650) 627-1000

(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)

With copies to:

Larry W. Sonsini
Martin W. Korman
Bradley L. Finkelstein
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐                       Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 18, 2016 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by NetSuite Inc., a Delaware corporation (“NetSuite”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Napa Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding shares of NetSuite’s common stock, par value $0.01 per share (the “Shares”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule TO”) filed by Oracle, Parent and Purchaser with the SEC on August 18, 2016, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 7 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 7 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 2 and 8.

Items 1, 2 and 8 of the Schedule 14D-9 are hereby amended and supplemented to include the following:

“The depositary for the Offer has indicated that as of 12:00 midnight, Eastern time, at the end of November 4, 2016, approximately 21,775,553 unaffiliated Shares, or 53.21% of the total unaffiliated Shares, and 62,330,605 total Shares, or 76.39% of the total Shares issued and outstanding, have been tendered into and not properly withdrawn from the Offer. Both figures do not include 1,037,279 unaffiliated Shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase. When the 1,037,279 unaffiliated Shares tendered pursuant to the guaranteed delivery procedures are included in the results, approximately 22,812,832 unaffiliated Shares, or 55.76% of the total unaffiliated Shares, and 63,367,884 total Shares, or 77.65% of the total Shares issued and outstanding, will have been tendered into and not properly withdrawn from the Offer. Purchaser has accepted for payment all Shares that were validly tendered into and not properly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of NetSuite. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Oracle, Parent and Purchaser intend to complete the acquisition of NetSuite through the Merger as promptly as practicable without a meeting of the stockholders of NetSuite. At the Effective Time of, and as a result of, the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Offer Price, in cash, without interest thereon and subject to any required tax withholding, other than (1) Shares held by NetSuite as treasury stock, owned by Oracle, Parent, Purchaser or any subsidiary of NetSuite; and (2) Shares held by stockholders who properly exercise appraisal rights under the DGCL.

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In addition, at the Effective Time, the unvested portion of each NetSuite Compensatory Award that is outstanding immediately prior to the Effective Time and that is held by a person who is an employee of NetSuite or any of its subsidiaries immediately prior to the Effective Time, will be assumed by Oracle and converted automatically at the Effective Time into an option, share of restricted stock, restricted stock unit, performance share or performance unit, as the case may be, denominated in shares of Oracle common stock and subject to terms and conditions substantially identical to those in effect at the Effective Time (the “Assumed NetSuite Awards”), except that: (1) the number of shares of Oracle common stock that will be subject to each such Assumed NetSuite Award will be determined by multiplying the number of Shares subject to such Assumed NetSuite Award by a fraction (the “Award Exchange Ratio”), the numerator of which is the Offer Price and the denominator of which is the average closing price of Oracle common stock on the New York Stock Exchange over the five trading days immediately preceding (but not including) the date on which the Effective Time occurs (rounded down to the nearest whole share); and (2) the exercise price or purchase price per Share of each such Assumed NetSuite Award, if any, will equal (a) the per Share exercise or purchase price of each such Assumed NetSuite Award divided by (b) the Award Exchange Ratio (rounded upwards to the nearest whole cent).

Further, at the Effective Time, the vested portion (including any portion that pursuant to its terms becomes vested solely as a result of the Transactions) of each NetSuite Compensatory Award that is outstanding immediately prior to the Effective Time (each such award, a “Cashed Out Compensatory Award”) will not be assumed by Oracle and will, immediately prior to the Effective Time, be cancelled and extinguished in exchange for an amount in cash equal to the product of (1) the aggregate number of Shares subject to such Cashed Out Compensatory Award immediately prior to the Effective Time; and (2) the Offer Price less any per share exercise or purchase price of such Cashed Out Compensatory Award immediately prior to such cancellation. Any Cashed Out Compensatory Award that has an exercise or purchase price equal to or greater than the Offer Price will be cancelled without any consideration.

Any performance metrics relating to any NetSuite Performance Award that, immediately prior to the Effective Time, remain subject to the achievement of such performance metrics either will be (1) deemed achieved at target levels as of immediately prior to the Effective Time; or (2) with respect to the awards of performance shares granted under the 2007 Plan in April 2016 (the “2016 Performance Share Awards”), treated in accordance with the applicable award agreement. Any NetSuite Performance Awards that are deemed achieved at target levels pursuant to clause (1) will then be subject to vesting based on continued service with NetSuite, Parent, Oracle, or their respective subsidiaries through (a) with respect to awards (or portion thereof) that would vest upon completion of the performance period, the end of the performance period to which the applicable performance metrics relate; or (b) with respect to awards (or portion thereof) that were scheduled to vest following the completion of the performance period, the scheduled vesting dates applicable to such awards. The unvested portion of each NetSuite Compensatory Award that is outstanding immediately prior to the Effective Time and that is held by a person who is not an employee of NetSuite or any of its subsidiaries as of immediately prior to the Effective Time will not be assumed by Oracle and will, immediately prior to the Effective Time, be cancelled and extinguished for no consideration paid for it.

Following the Merger, the Shares will no longer be listed on the New York Stock Exchange.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibit:

(a)(5)(L)                                                  Press Release issued by Oracle Corporation on November 5, 2016, announcing the completion of the Offer (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 7 to the Schedule TO filed with the Securities Exchange Commission by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on November 7, 2016).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NETSUITE INC.

By:	/s/ Zachary Nelson
	Name:	Zachary Nelson
	Title:	Chief Executive Officer
	Date:	November 7, 2016

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